Exhibit (a)(5)(B)

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NORTH CAROLINA
WESTERN DIVISION

ANTHONY FREEBORN, Individually and
on Behalf of All Others Similarly Situated,	Case No.

Plaintiff,
CLASS ACTION
v.
COMPLAINT FOR VIOLATION OF THE
MAXPOINT INTERACTIVE, INC.,	SECURITIES EXCHANGE ACT OF 1934
JOSEPH EPPERSON, KEVIN DULSKY,
LYNNETTE FRANK, LEN K. JORDAN,	DEMAND FOR JURY TRIAL
and AUGUSTUS TAI,

Defendants.

Plaintiff Anthony Freeborn (“Plaintiff’), by and through his undersigned counsel, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.           This action is brought as a class action by Plaintiff on behalf of himself and the other public holders of the common stock of MaxPoint Interactive, Inc. (“MaxPoint” or the “Company”) against MaxPoint and members of the Company’s board of directors (collectively, the “Board” or “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. § 240.14d-9(d) (“Rule 14d-9”), and Regulation G, 17 C.F.R. § 244.100, in connection with the tender offer (the “Proposed Transaction”) by Harland Clarke Holdings Corp. (“Harland”) through its wholly-owned subsidiary Mercury Merger Sub, Inc. (“Merger Sub”), pursuant to which all of the issued and the outstanding shares of MaxPoint common stock will be purchased for $13.86 per share (the “Offer Price”).

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2.           On September 11, 2017, in order to convince MaxPoint stockholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the SEC, in violation of Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act, and Regulation G, 17 C.F.R. § 244.100. In particular, the Recommendation Statement contains materially incomplete and misleading information concerning MaxPoint’s financial projections and the valuation analyses performed by the Company’s financial advisor, Goldman Sachs, Inc. (“Goldman Sachs”).

3.           The Proposed Transaction is scheduled to expire at one minute past 11:59 p.m., New York City time, on October 6, 2017 (the “Expiration Date”). It is imperative that the material information that has been omitted from the Recommendation Statement is disclosed to the Company’s stockholders prior to the forthcoming Expiration Date so they can properly determine whether to tender their shares.

4.           For these reasons, and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from closing the Proposed Transaction or taking any steps to consummate the proposed merger, unless and until the material information discussed below is disclosed to MaxPoint stockholders or, in the event the proposed merger is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

5.           This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).
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6.           This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.           Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiffs claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. MaxPoint is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

PARTIES

8.           Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of MaxPoint.

9.           Defendant MaxPoint is a Delaware corporation and maintains its headquarters at 3020 Carrington Mill Blvd., Suite 300, Morrisville, North Carolina 27560. MaxPoint is a digital advertising company that helps retailers and brands increase in-store traffic. MaxPoint’s common stock trades on the NASDAQ under the ticker symbol “MXPT.”

10.           Defendant Joseph Epperson (“Epperson”) is a director ofMaxPoint and is the Chief Executive Officer of the Company and Chairman of the Board since 2011.

11.           Defendant Kevin Dulsky (“Dulsky’’) is, and has been since 2016, a director of the Company.
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12           Defendant Lynnette Frank (“Frank”) is, and has been since 2014, a director of the Company.

13.           Defendant Len K. Jordan (“Jordan”) is, and has been since 2015, a director of the Company.

14.           Defendant Augustus Tai (“Tai”) is, and has been since 2010, a director of the Company.

15.           The parties in paragraphs 10-14 are referred to herein as the “Individual Defendants” and/or the “Board,” collectively with MaxPoint the “Defendants.”

CLASS ACTION ALLEGATIONS

16.            Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own MaxPoint common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

17.           Plaintiffs claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

18.           The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of August 31,2017, there were 6,765,859 shares of Company common stock issued and outstanding. All members of the Class may be identified from records maintained by MaxPoint or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to those customarily used in securities class actions.
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19.           Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a)          whether defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b)          whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

(c)          whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d)          whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

20.           Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

21.           A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

22.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS
I.          Harland’s Offer Price is Inadequate.

23.           MaxPoint was founded in 2006 and operates as a marketing technology company in the United States and Europe. The Company’s offers a series of MaxPoint intelligence platforms (e.g., MaxPoint Traffic Analytics and MaxPoint Trade Analytics) that help clients measure their advertising success based on in-store product sales, offline foot traffic and store visitations by seamlessly mirroring customers’ data with the company’s proprietary data to create a closed loop measurement environment.
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24.           On March 8, 2017, the Company announced its Fourth Quarter and Full Year 2016 Earnings Results. For the quarter, the Company reported revenue of $46.3 million, a 13% increase from the fourth quarter of 2015. Net income for the quarter was $2.5 million, or $0.38 per basic share, compared to a loss of $4.6 million, or a loss of $0.71 per share, in the fourth quarter of 2015. For the full year 2016, the Company reported revenue of $149.1 million, a 6% increase from the fourth quarter of 2015. Defendant Epperson commented on the favorable financial results, stating: “[w]e ended 2016 exceeding our revenue ex-TAC and adjusted EBITDA expectations and executed strongly against all of our strategic objectives... We enter 2017 with a solid foundation to build upon to realize our vision and achieve adjusted EBITDA profitability in 2017.”1

25.           Further illustrating MaxPoint’s Q4 2016 success, EPS outperformed expectations by a considerable margin ($0.58, versus $0.13 expected).2

26.           MaxPoint’s Q4 2016 Earnings Conference Call, held on March 8, 2017, continued to emphasize the Company’s optimism. Defendant Epperson commented on the favorable financial results, stating:

We plan to build and expand on the progress that we have made in 2016. For 2017, we are focusing on three key initiatives, they are; One, expand the reach of intelligence across the entire marketing stack and ecosystem. Two, provide products that enable our customers to fully realize the value of enterprise data in their marketing. And three, achieve adjusted EBITDA profitability in 2017 and planning to be cash flow positive in 2018. Let me expand on each of these initiatives.

1MaxPoint Interactive, Current Report (Form 8-K), at Exhibit 99.1 (Press Release: MaxPoint Interactive Announces Fourth Quarter and Full Year 2016 Earnings Results) (March 8, 2017).
2MaxPoint Turnaround Has Legs, SEEKING ALPHA (March 23, 2017), https://seekingalpha.com/article/4057463-maxpoint-turnaround-legs.
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[...]

Finally, in the area of profitability, we are expecting to be adjusted EBITDA positive in 2017 and are planning to be cash flow positive in 2018. We continued to build financial leverage throughout our operating expense lines and we will continue to build leverage in 2017.

Q4’s results provide a positive indication of the leverage that the business can achieve where we drove 22% adjusted EBITDA margins. The leverage we are achieving in our current business and the increasing momentum of our new products increases our confidence in reaching our long-term target of 25% to 30% adjusted EBITDA margins.

Given our performance in 2016 and the expected contractual nature and growth trajectory of new products, we are now in a position to give insight into an interim milestone towards this goal. We are planning to achieve 20% or greater adjusted EBITDA margin in 2020.3

27.           MaxPoint’s stock has demonstrated significant growth in 2017. MaxPoint shareholders should be provided with sufficient financial information in the Recommendation Statement to make an informed decision regarding the Proposed Transaction.

3Edited Transcript of MXPT Earnings Conference Call, March 8, 2017, available at https://finance.yahoo.com/news/edited-transcript-mxpt-eamings-conference-182913690.html.
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28.            The Offer Price being offered to MaxPoint’s public stockholders in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of the Company’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings. The Proposed Transaction will deny Class members their right to fully share equitably in the true value of the Company.

29.           Moreover, the Board did little to seek out better proposals from other entities to maximize stockholder value. As reflected in the Proxy Statement, the Board initially discussed a strategic transaction with Harland approximately six months ago. In May 2017, the negotiations resumed almost exclusively with Harland. See Recommendation Statement 10-18 (discussing between October and November 2016, Goldman Sachs reached out 37 market participants, which did not generate any competing offers, and when Harland renewed negotiations in May 2017, Goldman Sachs reached out to 6 market participants between June 29, 2017 and August 15, 2017, but each of those market participants were among the 37 that did not express any interest in October and November 2016 and, during the second solicitation, only 1 of the market participants conducted due diligence, but did provide the Company with any indication of interest).

30.           In sum, the Offer Price appears to inadequately compensate MaxPoint stockholders for their shares. It is therefore imperative that MaxPoint stockholders receive the material information that has been omitted from the Recommendation Statement, so that they can make a fully informed decision concerning whether to tender their shares.
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II.          The Proposed Transaction.

31.           On August 28, 2017, prior to the opening of trading on the NASDAQ, MaxPoint and Valassis issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

Valassis to Acquire MaxPoint Interactive for $13.86 per Share in Cash

Acquisition Enhances Valassis Digital’s Targeting, Personalization and
Measurement Capabilities

LIVONIA, Michigan and RALEIGH, North Carolina, August 28, 2017 — Valassis, a leader in intelligent media delivery, today announced that it has reached a definitive agreement, through its parent company Harland Clarke Holdings, to acquire MaxPoint Interactive (NASDAQ: MXPT), a leading digital marketing technology company. MaxPoint provides an industry-leading data management platform that fuels superior display advertising and in-store campaign solutions for advertising clients.

The acquisition of MaxPoint reflects Valassis’ continued commitment to enhance its portfolio of multi-channel delivery solutions. Valassis drives measurable media solutions for clients to engage and influence consumers wherever they plan, shop, buy or share. Valassis’ wholly owned subsidiary, Valassis Digital, offers industry proven digital solutions including mobile and desktop display, video, social, digital coupons, retailer offers, search, and email marketing solutions to drive online engagement.

MaxPoint has provided its industry-leading solutions to a strong and diverse client base, including each of the top 20 leading national advertisers and each of the top 10 advertising agencies in the United States. MaxPoint’s client base is a perfect complement to Valassis’ more than 58,000 advertiser clients while adding penetration into industry verticals such as financial services, healthcare and automotive. In addition, MaxPoint’s innovative location-powered technology will assist in delivering both print and digital advertising campaigns across multiple devices with precise relevance to the same customer.

“The acquisition of MaxPoint, following on the recent acquisition of RetailMeNot, is another key transaction that will significantly increase our digital presence. It will create greater strength in managing integrated media delivery campaigns for the world’s largest consumer products companies, retailers and agencies,” said Victor Nichols, CEO of Harland Clarke Holdings. “This will result in operating efficiencies and deeper digital expertise that will provide more effective solutions for our global clients as well as the tens of thousands of small and medium-sized businesses we serve.”

“MaxPoint’s exceptional entrepreneurial team and digital advertising solutions will be a strong complement to our team and industry leading solutions. Combining MaxPoint’s rich consumer intelligence with Valassis’ robust data and analytics capabilities will help deliver more personalization, targeting and measurement at unmatched scale,” said Cali Tran, President, Valassis Digital.
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“Together, we will have a world class research and development team to create leading technology solutions that will help advertisers drive higher performance with their media strategies.”

“This marks a great milestone for MaxPoint, our clients and our stockholders,” said Joe Epperson CEO, MaxPoint. “The combined team with our strong technical capabilities and client focused expertise will be second to none in the industry. As one team we’ll bring proven digital media solutions along with a simplified buying process to our clients.”

Under the agreement, Harland Clarke Holdings, a wholly owned subsidiary of MacAndrews & Forbes Incorporated and owner ofValassis, will acquire all of the outstanding shares of MaxPoint for $13.86 per share in cash. The transaction, which has been unanimously approved by MaxPoint’s Board of Directors, has an equity value of approximately $95 million. MaxPoint’s top 3 stockholders have signed support agreements reflecting their commitment to this transaction and intent to tender their shares in the tender offer.

The transaction will be effected through a tender offer for all of the outstanding shares of MaxPoint followed by a merger at the same price per share. The transaction is expected to close in the fourth quarter of 2017. Upon completion of the transaction, MaxPoint will become a privately held company and MaxPoint’s outstanding shares will no longer be listed on any public market. In light of the transaction, MaxPoint will not provide earnings guidance going forward.

Kirkland & Ellis LLP is serving as legal advisor to Harland Clarke Holdings. Cleary Gottlieb Steen & Hamilton LLP is serving as legal advisor to Harland Clarke Holdings for financing matters.

Goldman Sachs is serving as financial advisor and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP is serving as legal advisor to MaxPoint in connection with the transaction.4

III.          The Recommendation Statement is Materially Incomplete and Misleading.

32.           On September 11, 2017, Defendants filed the Recommendation Statement with the SEC. The Recommendation Statement has been disseminated to the Company’s stockholders, and solicits the Company’s stockholders to tender their shares in the Proposed Transaction.

4 MaxPoint Interactive, Current Report (Form 8-K), at Exhibit 99.3 (Joint Press Release of Valassis and MaxPoint Interactive, Inc.) (Aug. 28, 2017).
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33.           The Individual Defendants were obligated to carefully review the Recommendation Statement before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Recommendation Statement misrepresents and/or omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to tender their shares, in violation of Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act.

34.           First, the Recommendation Statement fails to fully disclose the unlevered free cash flow projections5 for the June 2017 and July 2017 financial projections prepared by management. MaxPoint discloses the unlevered free cash flow projections for the August 2017 updated risk- adjusted financial projections, but fails to provide unlevered cash flow for the other sets of projections. See Recommendation Statement 25-26.

35.           Further, Harland was provided with the June 2017 projections that include revenues for MaxPoint in the most favorable light. See Recommendation Statement 26. However, Goldman Sachs was deprived of these set of projections and did not use them in its analysis. The Recommendation Statement is devoid of the reasons why Goldman Sachs was not provided with all sets of projections to perform valuation analysis in support of its “fairness opinion”.

36.           The omission of the above-referenced projections renders the financial projections included on pages 25-26 of the Recommendation Statement materially incomplete and misleading. If a recommendation statement discloses financial projections and valuation information, such projections must be complete and accurate. The question here is not the duty to speak, but liability for not having spoken enough. With regard to future events, uncertain figures, and other so-called soft information, a company may choose silence or speech elaborated by the factual basis as then known—but it may not choose half-truths.

5 Unlevered free cash flows are used to determine a company’s enterprise value. The unlevered free cash flow allows investors to ascertain the operating value of a company independent of its capital structure. This provides a greater degree of analytical flexibility and allows for a clearer picture of the value of the company overall. For this reason, unlevered free cash flows are routinely used to value a company, especially in merger contexts.
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37.           With respect to Goldman Sachs’s Illustrative Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following key components used in the analysis: (i) the inputs and assumptions underlying the calculation of the discount rate range of 12.5% to 15.5%; (ii) the inputs and assumption underlying the selection of the perpetual growth rate range of 1.0% to 3.0%; and (iii) the actual range of terminal values calculated and utilized in the analysis. See Recommendation Statement 29.

38.           These key inputs are material to MaxPoint stockholders, and their omission renders the summary of Goldman Sachs’s Illustrative Discounted Cash Flow Analysis incomplete and misleading. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value...” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars.... This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions. Id. at 1577-78.
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39.           With respect to Goldman Sachs’s Illustrative Present Value of Future Stock Prices Analyses, the Recommendation Statement also fails to disclose the following key components used in the analysis: (i) the inputs and assumptions underlying the calculation of the discount rate of 14%; (ii) the inputs and assumption underlying the selection of the illustrative multiples for the adjusted EBITDA multiple case; and (iii) the inputs and assumption underlying the selection of the illustrative multiples for the net revenue multiple case. See Recommendation Statement 29. These key inputs are material to MaxPoint stockholders, and their omission renders the summary of Goldman Sachs’s Present Illustrative Present Value of Future Stock Prices Analyses incomplete and misleading.

40.           With respect to Goldman Sachs’s Premia Analysis, the Recommendation Statement fails to disclose the individual multiples Goldman Sachs calculated for each of the transactions used. A fair summary of these analyses requires the disclosure of the individual multiples for each transaction utilized. Merely providing the range that a banker applied to render the Implied Value Per Share is insufficient, as stockholders are unable to assess whether the banker applied appropriate multiples, or, instead, applied unreasonably low multiples in order to drive down the implied valuation of the Company. The omission of the individual multiples renders the summary of this analysis set forth on page 30 of the Recommendation Statement materially incomplete and misleading.

41.           Moreover, the Recommendation Statement fails to disclose the identity and any communications concerning post-close transaction employment for MaxPoint’s officers and directors that took place during the negotiation of the Proposed Transaction. This information is necessary for MaxPoint stockholders to understand potential conflicts of interests of the Board and Company management, as such information may prevent these individuals form observing their fiduciary duties and acting solely in the best interest of MaxPoint and its shareholders.
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42.           Finally, in the General section, Goldman Sachs discusses the analyses it prepared for the purposes of providing a fairness opinion to the Board. However, the Recommendation Statement fails to disclose material information necessary for MaxPoint shareholders: Goldman Sachs’s compensation. See Recommendation Statement 31. The omission of this information prevents MaxPoint shareholders from assessing the significance of the conflict of interest that Goldman Sachs faced as a result of the financial advisory services it has provided to MaxPoint, Harland’s parent company MacAndrews & Forbes Incorporated, and certain significant stockholders of the company (i.e., Madrona, Trinity Ventures, and Defendant Epperson), who were among the parties to enter into the Tender and Support Agreement, dated August 27, 2017.6

43.           In sum, the omission of the above-referenced information renders statements in the Recommendation Statement materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the expiration of the Proposed Transaction, Plaintiff and the other members of the Class will be unable to make a fully-informed decision regarding whether to tender their shares, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violation of Section 14(e) of the Exchange Act)

44.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

6MaxPoint Interactive, Current Report (Form 8-K), at Exhibit 99.1 (Tender and Support Agreement) (Aug. 28, 2017).
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45.           Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading...” 15 U.S.C. §78n(e).

46.           Defendants have issued the Recommendation Statement with the intention of soliciting MaxPoint stockholders to tender their shares. Each of the Defendants reviewed and authorized the dissemination of the Recommendation Statement, which fails to provide material information regarding MaxPoint’s financial projections and the valuation analyses performed by Goldman Sachs.

47.           In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(e). The Individual Defendants were therefore reckless, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Recommendation Statement, but nonetheless failed to obtain and disclose such information to stockholders although they could have done so without extraordinary effort.

48.           The Individual Defendants were privy to and had knowledge of the projections for the Company and the details concerning Goldman Sachs’s valuation analyses. The Individual Defendants were reckless in choosing to omit material information from the Recommendation Statement, despite the fact that such information could have been disclosed without unreasonable efforts.
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49.           The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision regarding whether to tender their shares if such misrepresentations and omissions are not corrected prior to the Expiration Date. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

(Against all Defendants for Violations of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9,17 C.F.R. § 240.14d-9)

50.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

51.           Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides that:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

52.           SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides that:

Information required in solicitation or recommendation. Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof.
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53.           In accordance with Rule 14d-9, Item 8 of a Schedule 140-9 requires a Company’s directors to:

Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

54.           The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omissions render the Recommendation Statement false and/or misleading.

55.           Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, Defendants undoubtedly reviewed the omitted material information in connection with approving the Proposed Transaction.

56.           The misrepresentations and omissions m the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision regarding whether to tender their shares if such misrepresentations and omissions are not corrected prior to the Expiration Date. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT III

(Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act)

57.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.
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58.           The Individual Defendants acted as controlling persons of MaxPoint within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of MaxPoint, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

59.           Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement by Plaintiff to be misleading prior to the date the Recommendation Statement was issued, and had the ability to prevent the issuance of the false and misleading statements or cause the statements to be corrected.

60.           In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants that stockholders tender their shares in the Proposed Transaction. They were thus directly involved in preparing this document.

61.           In addition, as the Recommendation Statement sets forth, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the merger agreement. The Recommendation Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.
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62           By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

63.           As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(e), 14(d)(4) and Rule 14d-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of lndividual Defendants’ conduct, Plaintiff and the Class will be irreparably harmed.

64.           Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against the Defendants jointly and severally, as follows:

A.           Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and her counsel as Class Counsel;

B.           Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the Recommendation Statement;

C.           Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;
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D.           Directing the Defendants to account to Plaintiff and the Class for all damages suffered as a result of their wrongdoing;

E.           Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

F.           Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

DATED: September 20, 2017		Respectfully submitted,

WARD BLACK LAW

	By:	/s/Janet Ward Black
OF COUNSEL		Janet Ward Black NC Bar No. 12869
MONTEVERDE & ASSOCIATES PC		Nancy Meyers
Juan E. Monteverde		NC Bar No. 23339
The Empire State Building		208 West Wendover Avenue
350 Fifth Avenue, Suite 4405		Greensboro, NC 27401
New York, NY 10118		Tel.: (336) 510-2014
Tel.: (212) 971-1341		Fax: (336) 510-2181
Fax: (212) 202-7880		jwblack@wardblacklaw.com
Email: jmonteverde@monteverdelaw.com
Counsel for Plaintiff
Counsel for Plaintiff

Case 5:17-cv-00479-BO     Document 1    Filed 09/20/17     Page 20 of 20